THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares of

PIONEER METALS CORPORATION

pursuant to the Offer dated June 19, 2006 of

NOVAGOLD RESOURCES INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (VANCOUVER TIME) ON JULY 25, 2006 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN.

          This Notice of Guaranteed Delivery must be used to accept the offer dated June 19, 2006 (the “Offer”) made by NovaGold Resources Inc. (the “Offeror”) for common shares (the “Common Shares”) of Pioneer Metals Corporation (the “Company”), including Common Shares which may become outstanding prior to the Expiry Time on the exercise of outstanding Options or other rights to acquire Common Shares but excluding Common Shares owned by the Offeror, if (i) certificates for the Common Shares to be deposited are not immediately available; or (ii) the holder of Common Shares cannot deliver all other required documents to the Depositary at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or mail to the Toronto office of the Depository, at the address set out below, or may be transmitted by facsimile to the facsimile number set out below.

          The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying Circular dated June 19, 2006 (together, the “Offer to Purchase and Circular”) have the meanings ascribed to them in the Offer to Purchase and Circular.

TO: The Depositary, CIBC Mellon Trust Company

By Mail:

P.O. Box 1036
Adelaide Street Postal
Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier:

199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9

By Fax:

(416) 643-3148

          If a holder of Common Shares wishes to deposit such Common Shares pursuant to the Offer and certificates for such Common Shares are not immediately available or the holder cannot deliver all other required documents to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and signed, including a guarantee by an Eligible Institution in the form specified below, is received by the Depositary at its office in Toronto at the address specified above, at or prior to the Expiry Time; and

(c)

the certificate(s) representing the deposited Common Shares, in proper form for transfer, together with a Letter of Transmittal or manually executed facsimile thereof, properly completed and signed with any required signature guarantees, covering the deposited Common Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto at the address specified above at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

          An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers in the United States, or banks or trust companies in the United States.

          DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

          THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

          DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:	NOVAGOLD RESOURCES INC.

AND TO:	CIBC MELLON TRUST COMPANY

The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

COMMON SHARES

Number
		Number of	of
		Common Shares	Common
		Represented by	Shares
Certificate Number(s)	Name(s) in which Registered	Certificate	Deposited

TOTAL:

(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Holder(s) of Common Shares	Address(es)

Name (please print)

Date	Zip Code/Postal Code

GUARANTEE
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, each in proper form for transfer with respect to all Common Shares deposited hereby, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Common Shares and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number